UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Taboola.com LTD.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M8744T106

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8744T106	13G	Page 1 of 5

1.	Names of Reporting Persons STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,328,049(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,328,049(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,328,049(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%(2)
12.	Type of Reporting Person (See Instructions) OO

Pursuant to Rule 13d-3(d)(1)(i), the Ordinary Shares of Taboola.com LTD. (the “Company”) reported as being beneficially owned by the reporting person at September 1, 2021, are included in this Schedule 13G because the reporting person is deemed to beneficially own such shares. Such Ordinary Shares represent approximately 7.5% of the outstanding Ordinary Shares (based on 231,207,722 Ordinary Shares outstanding as of September 2, 2021, as reported in Prospectus on Form 424B3 filed by the Company with the Securities and Exchange Commission on September 2, 2021).

(1)

STG III GP, L.P. is the sole general partner of STG III, L.P. and STG III-A, L.P. and consequently has the power to vote or direct the voting, or dispose, or direct the disposition of all of the Shares. STG UGP, LLC is the sole general partner of STG III GP, L.P. and controls the voting or disposition of all of the Shares. Dr. Wadhwani is the Manager of STG UGP, LLC and either has the sole authority and discretion to manage and conduct the affairs of STG UGP, LLC or has veto power over the management and conduct of STG UGP, LLC. STG III GP, L.P.; STG UGP, LLC and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by STG III, L.P. and STG III-A, L.P. except to the extent of their pecuniary interest. The record holder of these shares is Shop Management, LLC.

(2)

Based on 231,207,722 Ordinary Shares outstanding as of September 2, 2021, as reported in a Prospectus on Form 424B3 filed by the Company with the Securities and Exchange Commission on September 2, 2021.

CUSIP No. M8744T106	13G	Page 2 of 5

Item 1.

(a)	Name of issuer

Taboola.Com LTD. (the “Company”).

(b)	Address of issuer’s principal executive offices

16 Madison Square West 7th Floor

New York, NY 10010

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by STG III, L.P. (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the principal business office of the Reporting Person is:

1300 El Camino, Suite 3000, Menlo Park, California 94025

(c)	Citizenship

STG III, L.P. is a Delaware Limited Liability Company.

(d)	Title of class of securities

Ordinary shares, no par value (the “Ordinary Shares”).

(e)	CUSIP No.

M8744T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. M8744T106	13G	Page 3 of 5

Item 4.	Ownership

(a)-(c)

The information relating to the beneficial ownership of Class A Common Stock by the Reporting Person set forth in Rows 5 through 9 and Row 11 of the cover page hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 231,207,722 Ordinary Shares outstanding as of September 2, 2021, as reported in a Prospectus on Form 424B3 filed by the Company with the Securities and Exchange Commission on September 2, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2021

STG III, L.P.
By: STG III GP, L.P.
By: STG UGP, LLC

By:	/s/ Stephen Henkenmeier
Stephen Henkenmeier, Managing Director & CFO